Exhibit 99.1

MER TELEMANAGEMENT SOLUTIONS LTD.
14 Hatidhar Street
Ra’anana 4366516, Israel
_____________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to invite you to attend the Annual General Meeting of Shareholders, or the Meeting, to be held on August 8, 2016 at 10:30 a.m. (Israel time) at our offices at 14 Hatidhar Street, Ra’anana, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	To re-elect six directors for terms expiring at our 2017 Annual General Meeting of Shareholders and when their successors are elected and qualified;

2.	To re-elect Mr. Eytan Barak as an outside director (as such term is defined in the Israeli Companies Law) for a fourth three-year term and to approve his terms of service;

3.	To approve the increase of the number of authorized but unissued shares reserved for issuance under the Company’s 2003 Israeli Share Option Plan;

4.	To approve the updated compensation policy for directors and officers of the Company;

5.	To approve the issuance of options to Mr. Adi Orzel, an active director and director nominee;

6.	To approve the terms of employment of Mr. Orey Gilliam, the Company’s newly elected Chief Executive Officer; and

7.	To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2016, and to authorize the Board of Directors to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Audit Committee.

        In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2015 will be reviewed and discussed at the Meeting.

The Company’s Board of Directors recommends that you vote in favor of the foregoing proposals, all of which are more fully described in the accompanying Proxy Statement.

Shareholders of record at the close of business on June 29, 2016 are entitled to notice of and to vote at the Meeting.

We expect that the Proxy Statement and the accompanying proxy card will be mailed to shareholders of record (as set forth above) on or about July 1, 2016.

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy at the Shareholders’ Meeting on the matter presented for passage. However, the approval of the proposals under Items 2, 4 and 6 is also required to comply with additional special “disinterested” voting requirements as set forth in the Proxy Statement.

We know of no other matters to be submitted at the Meeting other than as specified in this Notice of Annual General Meeting of Shareholders. If any other business is properly brought before the Meeting, the persons named as proxies will vote in respect thereof in accordance with the recommendation of our Board of Directors.

Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than June 30, 2016. Should changes be made to any proposal or to the agenda of the Meeting after the mailing of this Proxy Statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be furnished to the SEC on Form 6-K and available to the public at the abovementioned website.

You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent at least 48 hours prior to the appointed time of the Meeting or at our registered office in Israel at least four (4) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If you attend the Meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.  Shareholders wishing to express their position on an agenda item may do so by submitting a written statement to our offices at the above address no later than July 29, 2016.  Any position statement received will be furnished to the SEC on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov.

Joint holders of ordinary shares should note that, pursuant to Article 56 of our company’s Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

Sincerely, /s/ Haim Mer Haim Mer Chairman of the Board of Directors

June 23, 2016

ii

MER TELEMANAGEMENT SOLUTIONS LTD.
14 Hatidhar Street
Ra’anana 4366516, Israel
_____________________

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Mer Telemanagement Solutions Ltd., or the Company, to be voted at the Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held at 10:30 a.m. (Israel time) on August 8, 2016, at our offices at 14 Hatidhar Street, Ra’anana, Israel.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (i) the reelection of six directors for terms expiring at our 2017 Annual General Meeting of Shareholders and when their successors are elected and qualified; (ii) the reelection of Mr. Eytan Barak as an outside director (as such term is defined in the Israeli Companies Law) for a fourth three-year term and the approval of his terms of service; (iii) the approval of the increase of the number of authorized but unissued shares reserved for issuance under our 2003 Israeli Share Option Plan; (iv) the approval of the updated compensation policy for our directors and officers; (v) the approval of the issuance of options to Mr. Adi Orzel, an active director and director nominee; (vi) the approval of the terms of employment of Mr. Orey Gilliam, our newly elected Chief Executive Officer; and (vii) the ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2016, and the authorization of our Board of Directors to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Audit Committee.  In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2015 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value NIS 0.01 per share, as of the close of business on June 29, 2016, are entitled to notice of, and to vote in person or by proxy, at the Meeting.  As of June 23, 2016, there are 8,691,855 outstanding ordinary shares.

•	Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.

If voting by virtue of a “legal proxy” or by mail, the proxy must be received by our transfer agent at least 48 hours prior to the appointed time of the Meeting or at our registered office in Israel at least four (4) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by timely granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting.  The presence of two shareholders, holding at least one third (1/3) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  If a quorum is not present at the reconvened meeting within half an hour from the time appointed for holding the meeting, any two members present in person or by proxy shall be a quorum.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  A broker non-vote will also be used for the purpose of establishing a quorum, but will not otherwise be counted in the voting process. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the Meeting. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (i) the broker has not received voting instructions from the beneficial owner and (ii) the broker lacks discretionary voting power to vote such shares.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum purposes.

Majority Vote Standard

An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals.  However, the approval of the proposals under Items 2, 4 and 6 is required to comply with additional special “disinterested” voting requirements as set forth herein.  Our review and discussion of our auditor’s report and consolidated financial statements for the year ended December 31, 2015 does not require a vote.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Annual General Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy materials to the beneficial owners of our ordinary shares.

Adjournment and Postponement

Although we do not expect this to occur, our shareholders may also be asked to vote to adjourn or postpone the Meeting for the purpose of soliciting additional proxies in favor of any proposals on the agenda of the Meeting.

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to:

Corporate Secretary
Mer Telemanagement Solutions Ltd.
14 Hatidhar Street
Ra΄anana 4366516, Israel

Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

Terms of Service and Employment of Executive Officers and Directors

For information relating to the compensation of our five most highly compensated office holders during or with respect to the year ended December 31, 2015, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2015, which was filed with the SEC on March 28, 2016.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of June 23, 2016 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our ordinary shares, (ii) each of our current directors; and (iii) all current directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Haim Mer and Dora Mer	1,396,019	(3)	16.1%
Roger Challen	1,085,301	(4)	12.5%
Tzvika Friedman	604,136	(5)	7.0%
Adi Orzel	186,707		2.1%
Steven J. Glusband	3,000		*
Yaacov Goldman	--		--
Eytan Barak	--		--
Varda Trivaks	--		--
David Sussan	604,136	(6)	7.0%
Kobi Ram	502,900	(7)	5.8%
Amit Reshef	500,400	(8)	5.7%
All directors and executive officers as a group (13 persons)	3,951,208	(9)	44.5%
___________
* Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 8,691,855 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of June 23, 2016.

(3)	Based upon a Schedule 13D/A filed with the SEC on June 15, 2015 and other information available to us. Mr. Haim Mer and his wife, Mrs. Dora Mer, are the record holders of 517,975 ordinary shares and the beneficial owners of 872,226 ordinary shares through their controlling interest in Mer Ofekim Ltd., 5,770 ordinary shares through their controlling interest in Mer Services Ltd. and 48 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(4)	Based upon a Schedule 13D filed with the SEC on September 6, 2012 and other information available to us. Mr. Challen is the record holder of 92,593 ordinary shares and the beneficial owner of 992,708 ordinary shares through his controlling interest in the Info Group, Inc., a Massachusetts corporation.

(5)	Based upon a Schedule 13D filed with the SEC on April 15, 2015 and other information available to us.

(6)	Based upon a Schedule 13G filed with the SEC on April 30, 2015 and other information available to us.

(7)	Based upon a Schedule 13G filed with the SEC on April 23, 2015 and other information available to us.

(8)	Based upon a Schedule 13G filed with the SEC on April 30, 2015 and other information available to us.

(9)	The number of executive officers as of June 23, 2016 includes Mr. Orey Gilliam and excludes Mr. Lior Salansky. The number of ordinary shares beneficially owned includes 189,145 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this proxy statement.

I.  RE-ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Our Articles of Association provide for a board of directors consisting of up to twelve members or such other number as may be determined from time to time at a general meeting of shareholders.  Our Board of Directors currently consists of eight directors, including two outside directors appointed in accordance with the Israeli Companies Law.  Our directors, other than our outside directors, are elected at each annual general meeting of shareholders.  Our Board of Directors may, from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number.  All the members of our Board of Directors may be re-elected upon completion of their term of office (except the outside directors, whose re-election is governed by the Israeli Companies Law and regulations promulgated under the Israeli Companies Law, 1999, or the Israeli Companies Law).

At the Meeting, shareholders are being asked to re-elect each of our current six directors who is not an outside director, Messrs. Haim Mer, Roger Challen, Tzvika Friedman, Adi Orzel, Steven J. Glusband and Yaacov Goldman, to hold office until our 2017 Annual General Meeting of Shareholders and until their successors are elected and qualified.

All of the directors standing for re-election at the Meeting were elected to serve in such capacity by our shareholders at our 2015 annual general meeting of shareholders.  Each of the director-nominees has submitted a written declaration as required under the Israeli Companies Law.  Such declarations are available for review at our registered office.

We have elected, pursuant to NASDAQ Stock Market Rule 5615(a)(3), not to follow NASDAQ’s rule regarding the nomination process of directors, and instead, we follow Israeli law and practice, under which our directors are recommended by our Board of Directors for election by our shareholders.  Should any of the director-nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by our Board of Directors.  We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director.

If re-elected at the Meeting, we will continue to pay to each of Messrs. Roger Challen and Steven J. Glusband an annual fee of $8,400 and a per meeting attendance fee of $300 and to each of Messrs. Tzvika Friedman and Yaacov Goldman an annual fee of NIS 30,500 (currently approximately $7,900) and a per meeting attendance fee of NIS 1,700 (currently approximately $440).  Mr. Haim Mer, our Chairman of the Board who devotes approximately 20% of his time to our company, receives $7,000 per month and Mr. Adi Orzel, who also serves as the Chairman of Vexigo to which he provides consulting services, receives $4,000 per month. In the event Mr. Orzel’s consulting agreement with Vexigo is terminated in the future, he will be entitled to receive annual and per-meeting fees as a member of our Board of Directors equal to the fees paid to our Israel-based non-employee board members as set forth above.  For a discussion of a proposed option grant to Mr. Orzel please see Item 5 herein.

Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held.

Nominees for Election as Director

Haim Mer (68) has served as the Chairman of our Board of Directors and a director since our inception in December 1995.  Mr. Mer has served as the Chairman of the Board of Directors of C. Mer Industries Ltd., a publicly traded company, since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005.  Mr. Mer holds a B.Sc. degree in Computer Sciences and Mathematics from the Technion - Israel Institute of Technology.

Roger Challen (70) has served as a director since April 1, 2009.  Mr. Challen co-founded The Info Group, Inc. (formerly AnchorPoint, Inc.), a company that developed and provided licensed software and managed services of telecommunications expense management solutions.  Mr. Challen is an accomplished entrepreneur with a proven track record of founding, managing and developing companies in the software, telecommunications and information services fields. Mr. Challen has founded or co-founded and been an active executive of several privately held companies in the software and IT services market.  Mr. Challen is currently a director of The Info Group, Inc., Image Data, Inc. and Data Distributors, Inc., all of which are private companies.  Mr. Challen began his career with IBM Corporation, in Waltham, Massachusetts, where he served as a systems engineer and then as a marketing representative. During his tenure with IBM, Mr. Challen won several awards for outstanding technical and sales achievements.  Mr. Challen holds a B.A. in Economics and Mathematics from Yale University.

Tzvika Friedman (55) has served as a director since April 1, 2015.  Mr. Friedman is an active investor and coach for companies in the area of on-line advertising, social recommendation, smart acquiring solutions, messaging, homeland security, home networking, Smart meeting application, mobile networks optimization and Algo-Trading. Mr. Friedman served as Alvarion Ltd.’s Chief Executive Officer and President from 2005 through December 2009 and was a member of Alvarion’s board of directors from July 2005 through August 2008.  Mr. Friedman joined Floware Wireless Systems Ltd. in October 2000 as its President and Chief Operating Officer and served in this capacity in Alvarion since its merger with Floware.  From 1998 to 2000, Mr. Friedman served as Corporate Vice President and General Manager of the DCME division at ECI Telecom Ltd. From 1992 to 1996, Mr. Friedman served as Vice President Marketing and Sales of ECI Telecom’s SDH division.  Mr. Friedman holds a B.S. and M.S. in Electrical Engineering, summa cum laude, from the Tel Aviv University, and graduated with distinction with an M.S. from the Sloan Program of Management of the London Business School.

Adi Orzel (44) has served as a director since April 1, 2015 and as the Chairman of the Board of Vexigo since April 2012.  Mr. Orzel is also the COO of Natural Intelligence Ltd. Previously he was the co-founder & CEO of Warlock Analytics Ltd, and the CEO of Way Better Ltd. Mr. Orzel is a co-founder of Matomy Media Group (MTMY.L), a global performance media company, and served as the CEO of its display division (Matomy Media) from 2006 to 2012 and as the CEO of the performance division (Matomy Market) from October 2010 to March 2012.  In 2005-2006 Mr. Orzel served as VP Business Development for Soho Digital International and from 2003-2005 Mr. Orzel was the Executive Director of Advertising at 888.com (888.L).  Mr. Orzel holds a B.A., cum laude, in Economics from the Tel Aviv University.

Steven J. Glusband (69) has served as a director since August 1, 1996.  Mr. Glusband has been a partner with Carter Ledyard & Milburn LLP, our U.S. counsel, since March 1987.  Mr. Glusband holds a B.B.A. degree from the City College of the City University of New York, a J.D. degree from Fordham University School of Law and an L.L.M. degree from the New York University School of Law.

Yaacov Goldman (61) has served as a director since May 2004 and is a member of our audit committee and compensation committee.  Mr. Goldman provides consulting services to companies in strategic-financial areas, through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd.  Mr. Goldman also serves as a director of Golden House Ltd., Collect Biomed Ltd., Isrotel Ltd., Meitav Dash Investments Ltd., Medi Power (Overseas) Public Co. Limited, IceCure Medical Ltd. and Fattal Properties (Europe) Ltd.  Until March 2012, Mr. Goldman served as a director of Elron Electronic Industries Ltd. and Negev Ceramics Ltd.  Until July 2010, Mr. Goldman served as a director of Bank Leumi Le'Israel Ltd. and until June 2009 as Chairman of ITGI Medical Ltd.  Until December 2014, Mr. Goldman served as a director of Proteologics Ltd.  Until May 2016, Mr. Goldman served as a director of Isrotel Ltd. and Cellect Biomed Ltd. Mr. Goldman served as the Professional Secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel from October 2004 until September 2008.  Commencing in 1981, Mr. Goldman worked for Kesselman & Kesselman (Israeli member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm.  Mr. Goldman holds a B.A. degree in Economics and Accounting from Tel Aviv University and is a Certified Public Accountant (Israel).

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors each of the nominees named above.

OUTSIDE AND INDEPENDENT DIRECTORS; BOARD COMMITTEES

Outside and Independent Directors

Outside Directors.  Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public and are held by the public are required to appoint at least two outside directors.  The Israeli Companies Law provides that a person may not be appointed as an outside director if the person is a relative of the controlling shareholder of the company, or if the person, the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, the controlling shareholder of the company or its relative, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of a spouse or spouse of any of the foregoing.  The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an officer holder, excluding service as an outside director of a company that is offering its shares to the public for the first time.

In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender.  A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

At least one of the outside directors elected must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

Outside directors are elected by shareholders.  In general, outside directors serve for a three-year term, which may be renewed for only two additional three-year term.  However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Capital Market, such as our company, may appoint an outside director for additional terms of not more than three years each, subject to certain conditions. Such conditions include the determination by the audit committee and board of directors that in view of the outside director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company.

The election of an outside director for the initial three-year term requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) are voted in favor of the election of the outside director, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) voted against the election of the outside director does not exceed 2% of the outstanding voting power in the company.

  An outside director may be re-elected to serve for additional three-year terms in one of the two following methods: (i) the board of directors proposed the nomination of the outside director for an additional term and her or his appointment is approved by the shareholders in the manner required to appoint outside directors for an initial term as set forth above, or (ii) in the event a shareholder holding 1% or more of the voting rights nominates the outside director for an additional term or if the outside director nominated her or himself for an additional term, the nomination is required to be approved by a majority of the votes cast by the shareholders of the company; provided that: (x)  the votes of controlling shareholders, the votes of shareholders who have a personal interest in the approval of the appointment of the outside director, other than a personal interest that is not as a result of such shareholder’s connections to the controlling shareholder, and abstaining votes are excluded from the counting of votes and (y) the aggregate votes cast by shareholders in favor of the nomination that are counted for purposes of calculating the majority exceed 2% of the voting rights in the company. The outside director nominated by shareholders may not be a related or competing shareholder or a relative of such shareholder at the date of appointment and may not have an affiliation to a related or competing shareholder at the date of appointment or for the two year period prior to the appointment. A “related or competing shareholder” is defined by the Israeli Companies Law as the shareholder that proposed the nomination or a significant shareholder (a shareholder holding five percent or more of the outstanding shares of a company or of the voting rights in a company), provided that at the date of appointment of the outside director such shareholder, its controlling shareholder or a corporation controlled by either of them, have business connections with the company or are competitors of the company. The term “affiliation” is defined as set forth above.

Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

Any committee of the board of directors exercising powers delegated by the Board must include at least one outside director and the audit committee and compensation committee must include all of the outside directors.  An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Pursuant to a recently enacted amendment to the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, or the Relief Regulations, Israeli public companies (i) listed on certain stock exchanges outside Israel, including the NASDAQ Capital Market, such as our company, (ii) that do not have a controlling shareholder, and (iii) that comply with the requirements of the relevant foreign securities laws and stock exchange regulations applicable to US issuers governing the appointment of independent directors and the composition of the audit committee and compensation committee, or, together, the US Domestic Rules, may elect to follow the US Domestic Rules instead of complying with the Israeli Companies Law requirements relating to the appointment of outside directors and the composition of the audit committee and compensation committee.  In the event a company elects to rely on this relief, the outside directors serving as of the date of the decision will continue to serve as directors until the earlier of (i) the end of their respective three-year terms, or (ii) the second annual general meeting following the company’s decision to follow the US Domestic Rules.

Independent Directors.  In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, within the meaning of the NASDAQ Stock Market Rules, and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of the SEC and NASDAQ. However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  On March, 31, 2009, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, within the meaning of the NASDAQ Stock Market Rules.  Instead, under Israeli law and practice, we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors.  In addition, in accordance with the rules of the SEC and NASDAQ, our audit committee is composed of three independent directors, as defined by the rules of the SEC and NASDAQ.

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an outside director; or (ii) a director that serves as a board member less than nine years (subject to the right to extend such period for additional three-year terms granted to certain companies, including companies whose shares are listed on Nasdaq) and the audit committee has approved that he or she meets the independence requirements of an outside director.  A majority of the members serving on the audit committee must be independent under the Israeli Companies Law. In addition, a publicly traded company may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will be independent.  We have not included such a provision in our articles of association.

Our Board of Directors has determined that our outside directors, Mr. Eytan Barak and Ms. Varda Trivaks, both qualify as independent directors under the rules of the SEC and NASDAQ.  Our Board of Directors has further determined that Mr. Yaacov Goldman qualifies as an independent director under the requirements of the SEC, NASDAQ and the Israeli Companies Law.

Audit Committee

Our audit committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Exchange Act, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company and proposing to the board of directors ways to correct such defects, and such other duties as may be directed by our board of directors.  The Israeli Companies Law provides that the roles of an audit committee are: (i) monitoring deficiencies in the business management of a company, including by consulting with the internal auditor or independent accountants and suggesting methods of correction of such deficiencies to the board of directors, (ii) determining whether or not certain related party actions and transactions and actions taken by office holders that  are “material actions” or “extraordinary transactions” in connection with their approval procedures as more fully described above, (iii) determining in connection with transactions with the controlling shareholder or with a third party in which the controlling shareholder has a personal interest (event if they are not extraordinary transactions) and in connection with transactions with the controlling shareholder or its relative, directly or indirectly, for the receipt of services or in connection with terms of employment or service, a duty to conduct a competitive process, supervised by the audit committee or anyone else appointed by the audit committee and based on criteria determined by the audit committee, or to determine that other procedures determined by the audit committee will be conducted, prior to execution of such transactions, all based on the type of the transaction (the audit committee is permitted to determine criteria for this matter once a year in advance), (iv) determining whether to approve actions and transactions that require audit committee approval under the Israeli Companies Law, (v) determining the method of approval of non-negligible transactions (i.e. transactions of a company with a controlling shareholder or with a third party in which the controlling shareholder has a personal interest that the audit committee determined are not extraordinary but are non-negligible), including to determine types of such transactions that will require the approval of the audit committee (the audit committee is permitted to determine a classification of transactions as non-negligible based on criteria determined once a year in advance), (vi) in a company in which the work plan of the internal auditor is approved by the board – examining the work plan before it is submitted to the board and suggesting revisions, (vii) assessing the company’s internal audit system and the performance of its internal auditor and whether the internal auditor has the resources and tools required for the performance of its role, taking into account, among others, the special needs and size of the company, (viii) examining the scope of work and compensation of the company’s independent auditor and (ix) setting procedures in connection with the method of dealing with complaints of employees regarding defects in the management of the company’s business and with the protection provided to such employees.   Under Israeli law an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and it otherwise meets the composition requirements of the Israeli law.

Our audit committee consists of three members of our Board of Directors who satisfy the “independence” requirements of the SEC, NASDAQ and Israeli law for audit committee members.  Our audit committee is currently composed of Messrs. Eytan Barak and Yaacov Goldman and Ms. Varda Trivaks.  Our Board of Directors has determined that Mr. Goldman qualifies as an audit committee financial expert.  The audit committee meets at least once each quarter.

Compensation Committee

In accordance with the Israeli Companies Law, our compensation committee’s role is to: (i) recommend a compensation policy for office holders and to recommend to the board, once every three years, the continued validity of the compensation policy that was determined for a period exceeding three years; (ii) recommend an update the compensation policy from time to time and to examine its implementation; (iii) determine whether to approve the Terms of Service and Employment of Office Holders that require the committee’s approval; and (iv) determine whether a transaction  is exempt from the requirement for shareholders’ approval.  The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company.

In accordance with the Israeli Companies Law, our compensation committee must consist of no less than three members, including all of our outside directors (who must constitute a majority of its members of the committee), and that the remainder of the members of the compensation committee be directors whose terms of service and employment were determined pursuant to the applicable regulations.  Similar  restrictions to the restrictions on the actions and membership in the audit committee, as discussed above under “Audit Committee”, are imposed on the compensation committee, with respect to, among other things, the requirement that an outside director serve as the chairman of the committee and the list of persons who may not serve on the committee.  Our compensation committee  is currently composed of our outside directors, Ms. Varda Trivaks, and Mr. Eytan Barak, and Mr. Yaacov Goldman. In February 2016, the Israeli Companies Law was amended to provide that an audit committee that meets the criteria for the composition of a compensation committee, such as our Audit Committee, can also act as the compensation committee.

II.  RE-ELECTION AND APPROVAL OF THE TERMS OF SERVICE OF AN OUTSIDE DIRECTOR
(Item 2 on the Proxy Card)

Mr. Eytan Barak, one of our outside directors, was elected to serve as an outside director for an initial three-year term at our annual general meeting of shareholders held in August 2007 and was re-elected for a second and third three-year terms at our annual general meeting of shareholders held in December 2010 and in August 2013, respectively.  Mr. Barak’s third term as our outside director is due to expire on December 28, 2016.

In general, outside directors serve for a three-year term, which may be renewed for only two additional three-year term.  However, as noted under Item I above, pursuant to the Relief Regulations, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Capital Market, such as our company, may appoint an outside director for additional terms of not more than three years each, subject to certain conditions. Such conditions are: (i) the audit committee, and thereafter the board of directors, confirmed that in light of the expertise and special contribution of the outside director to the work of the board and its committees, the appointment for another term is for the benefit of the company, (ii) in the event the appointment is recommended by the board, the appointment is approved in the same manner as the appointment of an outside director for the initial three-year term (as explained below), and (iii) the period during which the outside director served as an outside director and the reasons of the audit committee and the board of directors for the extension have been presented to the general meeting prior to the approval of the appointment.

Our audit committee and board of directors discussed the appointment of Mr. Barak for a fourth three-year term as an outside director and resolved that in light of Mr. Barak’s experience as an accountant and as a board member of other public companies, and in light of Mr. Barak’s in-depth knowledge and familiarity with our financial position and our operations, including our telecom operations and on-line advertising operations and our business prospects, business plans and opportunities and Mr. Barak’s long-term position as the chairman of our audit committee, the appointment of Mr. Barak for a fourth three-year term as an outside director is for the benefit of our company.

Accordingly, at the Meeting, shareholders will be asked to reelect Ms. Barak as an outside director for a fourth three-year term, effective as of December 29, 2016.

The election of an outside director for the initial three-year term requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) are voted in favor of the election of the outside director, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) voted against the election of the outside director does not exceed two percent of the outstanding voting power in the company.

An outside director may be re-elected to serve for two additional three-year terms in one of the two following methods: (i) the board of directors proposed the nomination of the outside director for an additional term and her or his appointment is approved by the shareholders in the manner required to appoint outside directors for an initial term as set forth above, or (ii) in the event a shareholder holding 1% or more of the voting rights nominates the outside director for an additional term, the nomination is required to be approved by a majority of the votes cast by the shareholders of the company; provided that: (x)  the votes of controlling shareholders, the votes of shareholders who have a personal interest in the approval of the appointment of the outside director, other than a personal interest that is not as a result of such shareholder’s connections to the controlling shareholder, and abstaining votes are excluded from the counting of votes and (y) the aggregate votes cast by shareholders in favor of the nomination that are counted for purposes of calculating the majority exceeds 2% of the voting rights in the company. The outside director nominated by shareholders may not be a related or competing shareholder or a relative of such shareholder at the date of appointment and may not have an affiliation to a related or competing shareholder at the date of appointment or for the two year period prior to the appointment. A “related or competing shareholder” is defined by the Companies Law as the shareholder that proposed the nomination or a significant shareholder (a shareholder holding five percent or more of the outstanding shares of a company or of the voting rights in a company), provided that at the date of appointment of the outside director such shareholder, its controlling shareholder or a corporation controlled by either of them, have business connections with the company or are competitors of the company. The term “affiliation” is defined as set forth above.

Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

Mr. Barak has submitted a written declaration as required under the Israeli Companies Law.  The declaration is available for review at our registered office.  In addition, our Board of Directors has determined that Mr. Barak has “accounting and financial expertise.” We are not aware of any reason why Mr. Barak, if elected, would be unable or unwilling to serve as an outside director.

Set forth below is a brief biography of Mr. Barak:

Eytan Barak (70) has served as an outside director since August 2007 and is the chairman of our audit committee and a member of our compensation committee. Mr. Barak was joint owner and chief executive officer of Dovrat - Barak, Investments in Advanced Technologies Ltd., which provided financial resources and management assistance to start-up companies. Mr. Barak also served as a member of the board of directors, audit committee and investment committee of Eltek Ltd., Spectronix Ltd., Menorah-Mivtachim Mutual Funds Ltd. and Yuval Education Ltd. Mr. Barak serves as a member of the board of directors, audit committee and investment committee of various Israeli companies, including Meshulam Levinstein Construction and Engineering Ltd., Tel-Aviv National Sport Center Ltd. and Ben-Gurion University Sport Center. From 1973 to 1997, Mr. Barak was with Israel Corporation, initially serving as its corporate controller and thereafter as its chief financial officer, and also served as chairman or member of the board of directors of some of its subsidiaries. From 1967 until 1973, Mr. Barak was associated with Kesselman & Kesselman, the Israeli member firm of PricewaterhouseCoopers International Limited. Mr. Barak is a member of The Olympic Committee of Israel and of the Ben-Gurion University Board of Governors. Mr. Barak holds a B.A. degree in accounting from Tel Aviv University and has been a certified public accountant (Israel) since 1971.

The compensation of outside directors of an Israeli company is regulated by the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, as amended, or the Compensation Regulations.  Under the Israeli Companies Law and pursuant to the Compensation Regulations, a company is generally required to pay its outside directors cash compensation in the form of an annual fee and a per meeting attendance fee (including for attendance at board of directors committee meetings) that is within a range of fees determined based on the company’s equity in the manner set forth in the Regulations.  A nominee for outside director must be informed of the compensation to be paid by a company prior to the nominee’s consent to serve in such capacity, and such compensation generally may not be modified during any three-year term of service.  Also, the compensation paid to each of a company’s outside directors must be the same, regardless of the form of compensation (except that “expert outside directors” may receive higher compensation than non-experts). Under the Israeli Companies Law, the terms of compensation of an outside director require shareholder approval.  Our compensation policy for directors and officers, or the Compensation Policy, permits us to pay fees to our outside directors that will not exceed the maximum compensation permitted by the Compensation Regulations and/or the Relief Regulations, as the case may be, including in view of their position as financial experts. Our Compensation Policy further permits us to grant indemnification letters and to purchase liability insurance for our directors, subject to receipt of the requisite approvals under the Israeli Companies Law.

We currently pay each of our outside directors an annual fee, payable quarterly, of NIS 30,500 (currently equivalent to approximately $7,900) and a per meeting attendance fee of NIS 1,700 (currently equivalent to approximately $440).  According to the Compensation Regulations, an outside director is entitled to 60% of the per meeting fee if he or she participated in the meeting by means of communication and not in person, and to 50% of the per meeting fee if resolutions were approved in writing, without convening a meeting.  Our Compensation Committee and Board of Directors have approved, subject to his re-election, and recommend that our shareholders approve, that we continue to pay Mr. Barak the same cash compensation during his fourth term as an outside director.  Mr. Barak also previously received an indemnification letter from us and is included in our directors’ and officers’ liability insurance.

Outside Director Continuing in Office

Set forth below is biographical information concerning our other outside director, Ms. Varda Trivaks, who is continuing in office:

Varda Trivaks (58) has served as an outside director since August 2008 and is the chairwoman of our compensation committee and a member of our audit committee. Ms. Trivaks serves as the Managing Director and is one of the two founding partners of Mimtar Business Consulting, established in 2001. In that position, Ms. Trivaks acts as an advisor to companies on investments, mergers, spin-offs, valuation, control, budgeting, with a special focus on advising global companies and management of companies during times of restructuring and recovery. Ms. Trivaks serves as a member of the audit committee, board of directors and financial committee of Halamish - Municipal Government Company for housing and neighborhood renewal in Tel Aviv Jaffa Ltd. and E. Schnapp & Co. Works Ltd and previously served as a member of the board of directors and audit, balance sheet and compensation committees of Ginegar Plastic Products Ltd. From 1998 to 2004, Ms. Trivaks was a member of the Israel Accounting Institute’s communications committee for Capital Markets and Insurance. From 1998 to 2001, Ms. Trivaks was a partner with the accounting and consulting firm, BDO, and served as the managing director of one of its subsidiaries. Ms. Trivaks is a Certified Public Accountant (Israel) since 1987 and holds a B.A. degree in Economics and Accounting from Tel Aviv University and a Master of Science in Management from Boston University.

Required Vote

As explained above, the re-election of Mr. Barak requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either: (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) are voted in favor of the election of the outside director, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) voted against the election of the outside director does not exceed two percent of the outstanding voting power in the Company. The approval of Mr. Barak’s terms of service requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter.

The Israeli Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposal (excluding a personal interest that is not related to a relationship with a controlling shareholder). Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of the proposal.  For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company).  A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company.  “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.  We are not currently aware of any “controlling shareholder,” as defined under the Israeli Companies Law, and therefore we expect that none of our shareholders have a personal interest with respect to this proposal as a result of a relationship with a controlling shareholder.

Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to reelect Mr. Eytan Barak as an outside director for a fourth three-year term commencing December 29, 2016, to approve the terms of service of Mr. Eytan Barak as set forth in the Proxy Statement and to confirm that such resolutions are for the benefit of the Company.”

The Board of Directors recommends a vote FOR the re-election of Mr. Eytan Barak for outside director and to approve his terms of service.

III.  APPROVAL OF AN INCREASE OF THE NUMBER OF ORDINARY SHARES ISSUABLE UNDER
THE COMPANY’S 2003 ISRAELI SHARE OPTION PLAN
(Item 3 on the Proxy Card)

On November 30, 2003, we adopted our 2003 Israeli Share Option Plan, or the 2003 Plan, under which options to purchase up to an aggregate 446,957 ordinary shares (subject to standard adjustments) could be granted to directors, employees, consultants, advisors, service providers, controlling shareholders and other persons not employed by us or by our affiliates.  At our annual general meeting of shareholders held on August 7, 2013, our shareholders approved the increase of the number of ordinary shares issuable under the 2003 Plan by 500,000, so that the aggregate number of ordinary shares we are entitled to issue under the 2013 Plan is 946,957.  Ordinary shares as to which an option granted under the 2003 Plan has not been exercised at the time of its expiration, cancellation or forfeiture may again be subject to new awards under the 2003 Plan.

The 2003 Plan was originally due to expire on November 29, 2013 and its term was extended at our 2013 annual general meeting of shareholders by ten years so that it is currently due to expire on November 30, 2023, unless earlier terminated by our Board of Directors.  As of June 23, 2016, options to purchase 584,645 ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of $1.42 per share.  As of such date, 247,286 ordinary shares were available for future option grants under the 2003 Plan.

Our Board of Directors determined to increase the number of ordinary shares issuable under the 2003 Plan by an additional 500,000 ordinary shares, so that the aggregate number of ordinary shares available for future option grants under the 2003 Plan will be 747,286 shares.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

Proposed Resolution

  It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to increase the number of ordinary shares issuable under the Company’s 2003 Plan by an additional 500,000 ordinary shares, so that the Company will be entitled to issue options to purchase up to 1,446,957 ordinary shares under the 2003 Plan.”

The Board of Directors recommends a vote FOR the foregoing resolution.

IV. APPROVAL OF UPDATED COMPENSATION POLICY FOR DIRECTORS AND OFFICERS
(Item 4 on the Proxy Card)

On August 7, 2013, our shareholders approved the Compensation Policy, in accordance with the requirements of the Israeli Companies Law.  At our extraordinary general meeting of shareholders held on April 1, 2015, our shareholders approved updates to our Compensation Policy.

Our Compensation Committee recommended the approval and our Board of Directors approved and recommended the approval of an updated compensation policy, or the Updated Compensation Policy. The Updated Compensation Policy includes certain amendments to our current Compensation Policy as are marked on the form of Updated Compensation Policy attached hereto as Exhibit A.

The amendments implemented in the Updated Compensation Policy are as follows:

•	Updates based on a recent amendment of the Israeli Companies Law as follows:

o	Permitting us to base the annual bonuses of directors and CEO on non-measurable criteria up to the cap determined in the Israeli Companies Law;

o	Permitting us to base the bonuses of officers (other than the CEO) on non-measurable criteria; and

•	A change to the range of the appropriate ratio between the components of the compensation package for a given year for our CEO.

The description the amendments does not purport to be a complete review of the amendments to our current Compensation Policy and their language and is qualified in its entirety by reference to the full text of the Updated Compensation Policy and proposed amendments set forth in Exhibit A. The words proposed to be added are underlined and the words proposed to be deleted are presented by “~~strikethrough~~”.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution; provided that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the Updated Compensation Policy or (ii) the total number of shares voted against the Updated Compensation Policy by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the approval of the Updated Compensation Policy.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal. For a discussion and explanation concerning the terms “controlling shareholder” and “personal interest,” see Item II above under the heading “Required Vote.”

In the event this proposal is not approved by our shareholders, our Board of Directors may still approve the Updated Compensation Policy following additional discussion by our compensation committee and Board of Directors and subject to specific requirements under the Israeli Companies Law and if they do not resolve to approve the Updated Compensation Policy, our current Compensation Policy will remain in effect.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the Updated Compensation Policy attached to the Proxy Statement as Exhibit A.”

The Board of Directors recommends a vote FOR the foregoing resolution.

V. APPROVAL OF AN OPTION GRANT TO MR. ADI ORZEL, A DIRECTOR NOMINEE
(Item 5 on the Proxy Card)

Background

Under the Israeli Companies Law, the terms of service of a director in his position as a director or in any other position in a company must be approved by our Compensation Committee, Board of Directors and shareholders.  At the extraordinary general meeting of our shareholders held on April 1, 2015, our shareholders approved the payment of consultancy fees to Mr. Adi Orzel, one of the director nominees and the Chairman of the Board of Vexigo in amount of $4,000 plus VAT per month, the grant to Mr. Orzel of an indemnification letter in the form provided to our other officers and directors and the inclusion of Mr. Orzel in our directors and officers liability insurance policy.

General

Our Compensation Committee and Board of Directors discussed and approved, and recommend that our shareholders approve, an option grant to Mr. Orzel under the following terms:

•	Mr. Orzel will be granted options to acquire 30,000 ordinary shares having an exercise price per share equal to the closing price per share of our ordinary shares on the NASDAQ Capital Market on the day of the Meeting;

•	The options will vest ratably on an annual basis in four installments on the anniversaries of the Board of Directors’ meeting approving the option grant (i.e. on May 29th of each of the years 2017, 2018, 2019 and 2020); and

•	The options will expire on the tenth anniversary of the date of the Meeting unless earlier terminated pursuant to the terms of our 2003 Israeli Share Option Plan.

Our Compensation Committee and Board of Directors further resolved and confirmed that the proposed option grant is in line with the guidelines of our Compensation Policy as they apply to the compensation of active directors and that it is for the benefit of our company.

Required Vote

Pursuant to the Israeli Companies Law, the terms of service of members of our Board of Directors that are in accordance with our Compensation Policy generally require the approval of our Compensation Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the option grant to Mr. Adi Orzel as set forth in the Proxy Statement, be and hereby is ratified and approved and that the proposed resolution is for the benefit of the Company.”

The Board of Directors recommends a vote FOR the foregoing resolution.

VI. APPROVAL OF TERMS OF EMPLOYMENT OF OREY GILLIAM, OUR CHIEF EXECUTIVE OFFICER
(Item 6 on the Proxy Card)

Background

The Israeli Companies Law requires that the terms of employment of our Chief Executive Officer, or CEO, be approved by our Compensation Committee, Board of Directors and shareholders, except in the limited circumstances set forth in the Israeli Companies Law.  Our Board of Directors approved the appointment of Mr. Orey Gilliam as our CEO effective June 1, 2016 and our Compensation Committee and Board of Directors approved the proposed terms of employment of Mr. Gilliam, recommended that our shareholders approve the proposed terms of employment of Mr. Gilliam, and believe such terms of employment are for the benefit of the Company.

The following is a brief biography of Mr. Gilliam:

Orey Gilliam (56) has served as our CEO since June 1, 2016. Mr. Gilliam is a seasoned executive with 20 years of experience building successful global businesses in the consumer Internet, business intelligence and telecom industries. Over the course of his career, he managed businesses with revenues of hundreds of millions of dollars and led the successful turnaround of a large Internet brand. During 2015-2016, Mr. Gilliam served as an advisor, consultant and board member to startups in the Internet and Mobile industries.  During 2014-2015, Mr. Gilliam served as President of the Codefuel Division of Perion Networks Ltd.  During 2013-2014, Mr. Gilliam served as a strategic advisor to the CEO and an executive of WeFi, Inc. and during 2011-2013 he served as the CEO of BIScience Ltd.  Prior to that, Mr. Gilliam served as the CEO of ICQ, an AOL company, and then was appointed to head all of AOL Messaging (AIM and ICQ).  Earlier in his career, Mr. Gilliam served for 11 years with Gilat Satellite Networks Ltd. in various executive positions. Mr. Gilliam holds a B.Sc. degree in Computer Engineering from the Technion, Israel Institute of Technology.

General

When discussing the proposed terms of employment of Mr. Gilliam, our Compensation Committee and Board of Directors considered, among other things: (a) Mr. Gilliam’s qualifications and expertise, including his track record and knowledge of the industries in which we are active; (b) Mr. Gilliam’s expected contribution to the ongoing development of our online advertising business and  the growth of our company’s business; (c) benchmark data concerning the compensation packages of chief executive officers of public companies with similar attributes to MTS, including the compensation package of our former CEO; and (d) the ratio between the cost of Mr. Gilliam’s terms of employment to the cost of employment of the other employees of our company, specifically to the average and median cost of employment of our other employees.

The proposed terms of employment of Mr. Gilliam are as follows:

•	General: Mr. Gilliam will serve as our CEO, effective as of June 1, 2016, in a full-time position. Mr. Gilliam will be permitted to serve on the advisory board or as chairman of the board of four companies that are not affiliated with our company, provided that he does not spend more than five hours per month providing such services and further provided that such services will not place him under a conflict of interest;

•	Monthly salary and benefits: Mr. Gilliam’s base monthly salary will be NIS 75,000 (currently approximately $19,500). In addition, Mr. Gilliam will be entitled to twenty-four (24) vacation days per year and to sick leave and recuperation pay in accordance with applicable law. Mr. Gilliam agreed to be subject to Section 14 of the Israeli Severance Pay Law and in connection with this arrangement MTS will contribute: (a) an amount equal to 8.33% of Mr. Gilliam’s fixed monthly salary towards severance pay liability in lieu of paying the full amount of severance pay upon termination of employment, (b) an amount equal to 5% of Mr. Gilliam’s fixed monthly salary towards manager’s insurance, and (c) the lower of: (i) up to 2.5% of Mr. Gilliam’s fixed monthly salary or (ii) an amount required in order to ensure 75% of Mr. Gilliam’s salary for disability insurance. MTS will also contribute 7.5% Mr. Gilliam’s fixed monthly salary, up to the tax ceiling, to an education fund;

•	Travel and other expenses: Mr. Gilliam will be entitled to reimbursement of travel and other business expenses based on our policies and to NIS 300 per month for travel expenses;

•	Option grant: Mr. Gilliam will receive a grant of options to acquire 347,674 ordinary shares under our 2003 Plan as follows:

o	Options to acquire 130,378 ordinary shares vesting over a period of four years (25% vesting on June 1, 2017 and an additional 12.5% vesting every six months for the following three years); and

o	Options to acquire 217,296 ordinary shares vesting over a period of four years (25% vesting on June 1, 2017 and an additional 12.5% vesting every six months for the following three years), subject to the Minimum Price Per Share Condition. The Minimum Price Per Share Condition will be fulfilled in the event the closing price of our ordinary shares is equal to or higher than a price per share that is 300% of the exercise price per share of the options for a consecutive period of six months. For example, if the Minimum Price Per Share Condition is fulfilled eighteen months following the grant date of the options, options to acquire 81,486 ordinary shares will immediately vest and the remaining options will vest on a semi-annual basis over the next thirty months. The Minimum Price Per Share Condition will be adjusted in the event of a recapitalization of our share capital.

The exercise price per share of the options will be equal to the higher of: (i) $1.03 (the closing price of our ordinary shares on the NASDAQ Capital Market on the date the Board of Directors approved the appointment of Mr. Gilliam as our CEO), or (ii) closing price per share of our ordinary shares on the NASDAQ Capital Market on the date of the Meeting.  The options will expire on the tenth anniversary of the date of the Meeting unless earlier terminated pursuant to the terms of the 2003 Plan;

•	Term and termination: Mr. Gilliam will be required to provide, and will be entitled to receive, a three-month prior resignation or termination notice, as the case may be; provided, however, that under certain circumstances, including a material breach by Mr. Gilliam of his employment agreement, we may terminate the employment agreement without notice; and

•	Indemnification and liability insurance: Mr. Gilliam will be entitled to receive an indemnification letter in the form identical to the form provided to our other officers and directors, attached as Annex A to the proxy statement distributed to our shareholders in connection with our 2011 annual general meeting of shareholders and to be included in our directors and officers liability insurance policy, whose terms were recently approved in connection with our 2014 annual general meeting of shareholders.

Required Vote

Pursuant to the Israeli Companies Law, the terms of employment of our chief executive officer, whether or not they are in accordance with our Compensation Policy, generally require the approval of our Compensation Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter; provided, however, that such shareholder approval is required to also meet the “special majority” requirement set forth in Item IV above.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder is a “controlling shareholder” or has a personal interest in the approval of the proposal. Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal. For a discussion and explanation concerning the terms “controlling shareholder” and “personal interest,” see Item II above under the heading “Required Vote.”

In the event this proposal is not approved by our shareholders, our Compensation Committee and Board of Directors may still approve the proposed compensation, or any portions thereof, subject to specific requirements under the Israeli Companies Law.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Mr. Orey Gilliam’s terms of employment as set forth in the Proxy Statement, be and hereby are ratified and approved, and to confirm that they are for the benefit of the Company.”

The Board of Directors recommends a vote FOR the foregoing resolution.

VII.  RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 7 on the Proxy Card)

General

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, registered public accountants, a Member of Ernst & Young Global, as our independent public accountants in 1996 and has reappointed the firm as our independent public accountants since such time.

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the year ending December 31, 2016, pursuant to the recommendation of our Audit Committee and Board of Directors.  As a result of Kost Forer Gabbay & Kasierer’s familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize our Board of Directors to fix the compensation of our independent registered public accountants in accordance with the volume and nature of their services or to delegate such authority to our Audit Committee.  With respect to fiscal year 2015, we paid Kost Forer Gabbay & Kasierer approximately $123,000 for audit services.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2016, and to authorize the Board of Directors to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Audit Committee.”

The Board of Directors recommends a vote FOR the foregoing resolution.

If the appointment of Kost Forer Gabbay & Kasierer is not approved by our shareholders, or if Kost Forer Gabbay & Kasierer ceases to act as our independent registered public accountants, or if the Audit Committee removes Kost Forer Gabbay & Kasierer as our independent registered public accountants, the Audit Committee will recommend another independent registered public accounting firm.

VIII.  REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the audited consolidated financial statements for the year ended December 31, 2015 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote of the shareholders.

Our Annual Report on Form 20-F for the year ended December 31, 2015, including the auditor’s report and consolidated financial statements for the year ended December 31, 2015, which was filed with the SEC on March 28, 2016, is available on our website at www.mtsint.com or through the EDGAR website of the SEC at www.sec.gov.  None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

PROPOSALS OF SHAREHOLDERS

Any of our shareholders who intend to present a proposal at a shareholders’ meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting. Any shareholders of the Company who intend to present proposals at the Meeting must submit their proposals in writing to us at the address set forth above, attention: CFO, by no later than June 30, 2016.  If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than July 7, 2016 by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC.

OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

By Order of the Board of Directors, Alon Mualem Corporate Secretary

Dated: June 23, 2016

Exhibit A

Mer Telemanagement Solutions Ltd.
Updated Directors and Officers Compensation Policy
Table of Contents

1.	Purpose of the Document and its Contents	A-2
2.	General Background	A-3
	2.1 The Goals of Compensation Policy for Officers	A-3
	2.2. The main factors that are involved and that influence the determination of the organization's compensation policy for officers	A-3
	2.3. The Business Environment and its Influence on the Subjectof Directors’ and Officers’ Compensation:	A-4
3.	The Compensation of Directors and Officers in view of the Company's Values and Business Strategy	A-4
	3.1. The Ratio between Compensation of the Directors and Officers and the other Employees of the Company (including contractor employees)	A-4
	3.2. The connection between business results of the Company and the Directors and Officers Compensation	A-5
4.	Basic concepts of Company's Compensation Policy	A-5
	4.1. The Overall Compensation Policy	A-5
	4.1.1. The ratio between the Components of the Overall Compensation Package of Officers and Directors	A-7
5. Components of Compensation		A-8
5.1. Base Salary		A-8
5.1.1. Determination of Fixed Salary for Officers.		A-8
5.1.2. The Principles for Periodic Examination and Updates of Salary		A-10
5.2. Variable Compensation		A-11
5.2.1. Performance based bonus		A-11
5.3. Additional terms and fringe benefits		A-16
6. Conditions for Early Termination of Service		A-18
6.1. PriorNotice.		A-18
6.2. Termination Grant		A-19
6.3. Non-Competiton		A-19
7. Indemnification and Insurance of Directors and Officers		A-20
8. Maintenance of Compensation Policy – Responsibility and Authority		A-20

1. Purpose of the Document and its Contents

The purpose of this document is to define, describe and specify the policy of Mer Telemanagement Solutions Ltd. (“MTS” or the “Company”) concerning compensation of Company directors and officers (as defined by the Israeli law (i.e., CEO, CEO's direct reports)), the scope of compensation, its components and the manner of its determination.

The determination of the compensation policy of the Company and its publication seeks to increase the transparency of the Company's activity as it relates to compensation of its directors and officers and to enhance the shareholders' ability to express their views and to influence the Company's compensation policy.

The policy is worded in the masculine form only for purposes of convenience and is designated for equal and identical application to women and men, without any difference or change.

It is stressed that this compensation policy does not grant any rights to the Company’s directors and officers, and the adoption of this compensation policy per se will not grant any of the Company’s directors and officer a right to receive any component of compensation set forth in this compensation policy. The components of compensation to which a director or officer will be entitled will be exclusively those that are determined specifically in relation to him by the Compensation Committee, Board and General Meeting, as the  case may be, and subject to the provisions of any law.

It is clarified that in the event a director or an officer receives compensation that is less than the compensation in accordance with this compensation policy, it will not be regarded as a deviation from this compensation policy, and such terms of his service or employment will not necessitate the approval of the General Meeting that is required in the event of approval of terms of service and employment that deviate from the compensation policy.

2. General Background

2.1	The Goals of Compensation Policy for Officers

The compensation policy for MTS directors and officers is intended to assist in achieving the goals of the Company and its work plans with a long term view and to ensure that:

2.1.1	The interests of the directors and officers of the Company will be as close as possible and in the closest possible conformity to the interests of the Company’s shareholders.
2.1.2	The Company will be able to recruit and retain senior managers who have the ability to lead the Company to business success and to confront the challenges the Company faces.
2.1.3	The directors and officers will be motivated to achieve a high level of business performance without taking unreasonable risks;
2.1.4
An appropriate balance will be created between the various components of compensation - fixed components vs. variable components, short-term vs. long-term, and compensation in cash vs. equity based compensation.

2.2	The main governing bodies that are involved and that influence the determination of the Company's compensation policy for directors and officers

The governing bodies that are involved in the determination of compensation policy for the MTS directors and officers are:

The Board's Compensation Committee  - recommends to the Board concerning the compensation policy for directors and officers, the extension of the term of the compensation policy and its update to the extent required, approves the terms of service and employment of directors and officers, and may decide to exempt a transaction from the need to receive the approval of the General Meeting (in cases it is  the Committee's understanding that the presentation of the transaction for approval by the General Meeting, will prevent the transaction with a candidate  for a CEO position).

Board of Directors - Approval of the compensation policy for directors and officers, periodic examination of the compensation policy and responsibility for its update to the extent required.

The General Meeting of shareholders - Approval of the compensation policy for directors and officers, to the extent that such approval is required by law.

2.3	The Business Environment and its Influence on the Subject of Directors’ and Officers' Compensation:

Being a public company engaged in the development of software systems for the communications market, MTS faces the ongoing task of recruiting and retaining leading managers and professionals, in competition with other companies operating in the same field. The field of software generally, and specifically as it relates to the communications market, is characterized by the tremendous dynamism and rivalry over quality employees and managers. As of the date of this document (May 2013) there has not been any particular shortage of quality managerial manpower with expertise in the Company's particular field of business. However, given the dynamic nature of the field, which features numerous players including a number of very large companies, there is a concern that such a shortage may emerge during the coming years. The Company's compensation policy is intended, inter alia, to ensure the Company's ability to recruit and retain the quality managerial manpower that it requires for the continued and successful development of its business, considering the challenges characterizing the employment market in which it operates.

3. The Compensation of the Directors and Officers in view of the Company's Values and Business Strategy

3.1	The Ratio Between Compensation of the Directors and Officers and the other Employees of the Company (including contractor employees):

The Company sees a need to compensate its directors and officers for their contribution to its business success over time and having consideration for the broad areas of responsibility and authority imposed upon them.

However, given that the Company employs a relatively small number of employees, most of whom have specialized professional expertise, the Company acknowledges the importance of appropriate compensation for all of the Company’s employees, and of maintaining a reasonable ratio between the overall compensation of directors and officers to the compensation of other Company employees.

The Compensation Committee and the Board examined the ratio between the terms of service and employment of each of the directors and officers of the Company and the average and median compensation of the other Company employees, and the ratio between the terms of service and employment of the directors and officers and the average and median of compensation of the other Company employees. In the opinion of the Compensation Committee and Board members, the ratio is appropriate and reasonable in view of the nature of the Company, its size, the mixture of manpower and its field of operation. In addition, it was also resolved that the ratio between the terms of service and employment of each one of the directors and officers (excluding equity compensation) and the average and median cost of employment of the other Company employees would not exceed 10.

3.2	The connection between business results of the Company and the Directors and Officers Compensation.

The Company’s policy is that the overall compensation of the officers should be substantially influenced by the business results of the Company and by the personal contribution of each manager to the attainment of these results. To the extent that the managerial level is higher, there should be an increase in influence of business results and the personal contribution of each manager to the attainment of these results on the compensation of the manager. To that end, the higher the management level, the more substantial the relative weight attached to compensation components that are dependent upon performance will be.

4. Basic concepts of Company's Compensation Policy

4.1	The Overall Compensation Policy

The overall compensation of each employee and especially of the officers should be built from a number of components, so that each component rewards the employee for a different aspect of his contribution to the Company.

•
Fixed base salary - intended to compensate the employee for the time spent in carrying out his work for the Company and for execution of the ongoing tasks of his position on a daily basis. The base salary represents the employees' skills on one hand (such as: experience, job knowledge, expertise, education, professional qualifications, etc.) and on the other hand, the job requirements and the scope of authority and responsibilities of the employee.

•
Social and Incidental Benefits - some of which are statutorily defined (pension savings, severance contributions, loss of work capacity insurance, vacation, sick leave, etc.), some of which reflect standard work market practice (such as savings in education funds in Israel while maximizing the inherent advantages for the employee in the tax benefits offered by the State of Israel) and some of which are intended to supplement the fixed salary and to compensate the employee for expenses incurred in the performance of his work (such as travel costs).

•
Variable, Performance Based Rewards (Annual Bonus, Commissions and Grants) - Is intended to compensate the employee for his achievements and contribution to the Company’s goals during the period for which the variable compensation is paid. In general, the weight ascribed to this component as a part of the total compensation package increases as the employee is in a more senior position.

•
Equity based compensation - is intended to tie between the maximization of shareholders’ value as expressed in the value of the Company’s shares in the long-term and the compensation given to managers and employees of the Company. This compensation creates proximity between the interests of the employees and managers and the shareholders, and thus assists in creating motivating and retaining the key positions holders in the Company.

In order to ensure consistency between all of the compensation components, in their deliberations for the approval of each of the components of compensation for the officer, the Compensation Committee and the Board of Directors will be presented with the entire compensation package of the officer.

4.1.1	The ratio between Components of the Overall Compensation Package of Officer and Directors

The range of the appropriate ratio between the components of the compensation package for a given year for the Company’s directors and officers is expressed in the following table.

Position	Fixed Salary (including accompanying conditions)	Variable Compensation (cash and equity)*
Active Chairman of the Board	70% ‐100%	0% ‐30% **
CEO	40% ‐~~7~~85%	~~2~~15%‐60%
Officer subordinate to the CEO	50% ‐85%	15% ‐50%
CEO of US Subsidiary	50% ‐85%	15% ‐50%
Outside Director	100%	‐
Active Business Director	50%‐100%	0% ‐50% **
Other Director	100%	‐

It is understood that a deviation of up to 5% above or below the rates specified will not be deemed a deviation from the compensation policy.

* The planned range (ratio) for variable compensation is based achieving the company's target. The actual ratio may deviate from these ranges due to actual results of the company during a certain period.

** Variable compensation for these directors will include equity based compensation. These percentages will be calculated based on the cash compensation approved in accordance with the requirements of the Israeli Companies Law, 1999 and the regulations promulgated thereunder (together, the “Companies Law”). Deviations from these ranges will be permitted in the event all or a portion of the cash compensation approved in accordance with the requirements of the Companies Law is converted to equity compensation.

5. Components of Compensation

5.1	Base Salary

5.1.1
Determination of fixed salary for officers -The fixed salary for an officer shall be determined in the course of negotiations for his recruitment to a position with the Company, to be conducted by his direct designated supervisor (for the CEO - the Chairman of the Board or person appointed by him for that purpose, for the other officers - the CEO or person appointed by him for that purpose), and will be subject to the compensation policy. The salary level shall reflect the skills of the intended officer, expertise, professional experience, achievements and the degree of suitability for the position. In addition, a comparative compensation study shall be conducted with respect to the customary salary in the relevant market for similar positions in similar companies at that time.

As the officers are senior position holders, within the meaning of the Hours of Work and Rest Law, the Hours of Work and Rest Law shall not apply to the officers, and they shall not be entitled to compensation for work during overtime or during the weekend.

5.1.1.1	Comparison to the Market (Benchmark)

For purposes of determining the salary range for recruiting a new officer, the Company will consider the customary salary in the relevant market, based on external knowledge from an expert in the field, or based on public knowledge and information related to similar positions and companies. For purposes of the comparison, companies will be chosen that fulfill the largest possible number of the following characteristics:

•	Companies that are engaged in the field of software for communications companies or in as close as possible technological fields;
•	Public companies whose shares are traded in the stock exchange and their market value and/or income level and/or profitability level are close to that of MTS;
•	Companies that are in competition with MTS for management manpower in general, and for senior officers in particular;
•	Companies that employ manpower on a scale similar to that of MTS.

It is understood that comparable companies for which it is not possible to obtain reliable information regarding the salary of officers, will not be included in the comparison, even if they meet a large number of the aforementioned characteristics.

In the recruitment of officers outside of Israel, the comparison shall be made with holders of similar positions in companies in the relevant geographic market.

The comparison will encompass all of the components of the compensation package, and will include (to the extent that the information exists):

•	Customary range for base salary in similar positions (including the division within the range);
•	Customary range for annual grants;
•	Customary range for equity based compensation;
•	Customary fringe and other benefits.

5.1.1.2
Internal comparison - before determining the salary of a new officer, the internal salary gaps and their anticipated effect on labor relations in the Company as a whole and on its management will be taken into consideration, placing an emphasis on:

•	the salary gap between an officer and other officers in the Company;
•	the salary gap between an officer and the other employees of the Company;
•	if there are employees holding similar positions in the Company - the salary gap between the officer and the holders of similar positions.

5.1.1.3	Directors Salary:

The salary of outside directors will be determined in accordance with the Compensation Regulations for Outside Directors and/or the Companies Regulations (Relief for Public Companies whose Shares are Traded in a Stock Exchange Outside Israel), as the case may be, and shall not exceed the maximum compensation permitted by these regulations, including in view of their position as financial experts.

Other~~s~~ directors may be entitled to a fixed monthly salary and to additional payment for each meeting of the Board of Directors or the Board of Directors’ committees, in which they participate.

The directors will only be entitled to compensation that is specifically provided for in this document.  In addition, directors will be entitled to reimbursement for expenses incurred in trips overseas for work purposes. Subject to receipt of required approvals, the Company may pay consultancy or other fees to directors.

The salary of the Chairman of the Board will be determined in accordance with the criteria set forth in section 4.1.1. As of the date hereof, the Chairman of the Board is one of the existing shareholders in the Company. In the event that the Company decides in the future to employ an active chairman who is not a shareholder of the Company or to change the terms of service as set forth herein, it will be presented to the Compensation Committee, the Board of Directors and the General Meeting.  As of the date hereof, the salary of the Chairman of the Board is $7,000 a month (part time position - 20%) together with reimbursement of expenses such as trips overseas or entertainment in connection with the Company’s business.

The base monthly maximum salary for Company officers will be:

Position	Maximum
CEO (Israeli)	NIS 80,000
Officer subordinate to the CEO	NIS 55,000
CEO of US Subsidiary*	$ 22,000

It is understood that a deviation of up to NIS 5,000 (or the USD equivalent) above the amounts specified will not be deemed a deviation from the compensation policy.

*The salary will be paid in U.S. Dollars.

5.1.2	The Principles for Periodic Examination and Updates of Salary

In order to retain the officers in their positions in the long term, the fixed salary of the officers will be periodically examined, in comparison with the relevant market for similar position holders and in light of the business position of the Company.  If necessary, a proposal for the revision of the salary of officers (or some of them) will be prepared and brought for the approval in accordance with the provisions of the Companies Law.

5.1.2.1	Linkage to changes in price Index.

  The salary of the officers will not be automatically linked to changes in price Index.

5.1.3	Commissions

In addition to the Base Salary and any other compensation element, the Company shall be entitled to pay to its officers that are involved in the sales process, commissions based on a pre-determined commission plan. Commissions will be limited (per annum) to 5 (five) times monthly base salary. The Compensation Committee and Board of Directors will be entitled to approve an increase of this cap by up to one (1) monthly base salary under special circumstances.

5.2 Variable Compensation

The components of the variable compensation are intended to achieve the following goals:

•
Making part of the officers compensation contingent upon the achievement of results and business goals that, from a long term perspective, will maximize the value for the Company’s shareholders and will create a shared interest of the officers and the shareholders.

•	Increasing the motivation of officers to achieve the Company’s targets on an ongoing basis.
•	Matching some of the Company compensation expenses to its performance and increasing its financial and operative flexibility.

5.2.1	Performance-based bonus

The Company’s officers will be entitled to a performance based bonus, ~~based on a bonus plan~~ which will be approved in accordance with the provisions of the Companies Law.

5.2.1.1 Principles

In the event a bonus plan is adopted for an office holder, ~~T~~the bonus plan shall include the following provisions:

•
The duration of the bonus plan - the duration shall be at least one year, but the Company will try to establish bonus plan for a period longer than one year, subject to the circumstances and feasibility;

•
~~The Bonus will be based mainly (at least 80%) on measurable criteria as set forth below, and, with respect to its less significant part (up to 20%), at the Board and Compensation Committee's discretion, based on non‐measurable criteria such as the contribution of the officer to the Company’s business, its profitability and stability, the responsibility imposed on the officer and satisfaction with the officer’s performance.~~

•	The measurable criteria of the company or one of its segments, for calculating the bonus for an officer shall be chosen from between one or more of the following:
\
-	Income before tax
-	EBITDA
-	Revenues
-	improvement in one of these parameters during a certain period
-	Compliance with milestones,
-	Productivity indices and growth in the volume of activity,
-	Cost savings,
-	Implementation and promotion of planned projects
-	Promoting strategic targets that will benefit the Company in the future

•
The bonus plan will determine, among other things, the chosen measurable criteria for the coming year, the targets that need to be obtained with respect to said criteria, and the amount or applicable percentage to be paid in relation to attainment of targets..

•
The determination of the maximum bonus (in terms of the maximum value of the measure for which the bonus will be paid).

The Bonus for the CEO will be based mainly (at least 80%) on measurable criteria as set forth below, and, with respect to its less significant part (up to 20%), at the Board and Compensation Committee's discretion, based on non‐measurable criteria such as the contribution of the officer to the Company’s business, its profitability and stability, the responsibility imposed on the officer and satisfaction with the officer’s performance; provided, however, that the entire bonus may be based on non‐measurable criteria without the adoption of a bonus plan up to the cap provided in the Companies Law (currently an aggregate value of variable compensation of three monthly salaries per annum).

The bonuses for officers subordinate to the CEO may be based entirely on non‐measurable criteria and may be paid without the adoption of a bonus plan, subject to the provisions of Section 4.1.1.

~~5.2.1.2 Determination of the annual bonus budget The overall annual budget for bonus for officers shall be determined in accordance with the aggregate maximum sums of bonus for all the officers~~

~~5.2.1.3~~5.2.1.2 Method of Determining the Sum of the bonus

In the event a bonus plan is adopted:

•	The bonus shall be calculated as a percentage of the criteria/s chosen as a basis for the bonus, as indicated above in section 5.2.1.1.
•	The decision about the method or basis to the bonus and the percentage may vary between officers in accordance with their position and degree of responsibility.

~~5.2.1.4~~5.2.1.3 The Payment Process of the Bonus

In the event a bonus plan is adopted:

•	The annual bonus amount that should be paid based on the bonus plan will be reported to the Board of Directors together with the approval of the Company's annual financial statements.
•	The Board of Directors will be entitled to reduce the annual Bonus of an officer based on its discretion, taking into account the following factors:
•	Dissatisfaction with the overall managerial functioning of the officer
•	The departure of the officer was under circumstances that justify, based on the Board of Directors' discretion, the denial of severance pay.

In the event a bonus plan is not adopted, as permitted by this Compensation Policy, the bonus will be subject to the approvals required by the Companies Law.

The bonus shall be paid together with the officers’ first salary after the Board of Directors' approval of the annual financial statements. In the event a bonus plan for a period exceeding one year is adopted, the bonus plan may include different payment terms.

In the event of an officer leaving during the bonus plan period, he will be entitled to a partial pro-rated bonus payment according to the period he was employed by the Company out of the total period of the bonus plan.

~~5.2.1.5~~5.2.1.4	The Possibility of refunding or Supplementing Sums out of the bonus paid to Officers.

In the case that it may become known in the future that the bonus payment was based on an inaccurate data which will require a restatement of the Company's financial statements, the excess payments made to the officer shall be returned by the officer to the Company or the additional required payments shall be made to officer by the Company, as the case may be, within 6 months of the publication of the restated financial statements.

5.2.2	Equity Based Compensation

As part of the overall directors and officers compensation package in public companies, it is standard practice to offer a component of equity based compensation, the aim of which is to establish proximity of interest between the relevant directors and officers and the shareholders of the Company.  Given the long term nature of the equity compensation plans, they support the ability of the Company to retain its senior managers in their positions for a long period.

In light of the advantages that stem from equity compensation plans, MTS will offer its directors and officers the option of participating in an equity compensation plan, based on the following:

5.2.2.1	Tools of Equity Compensation

Subject to having received the approvals required under the Companies Law, the Company will consider offering its directors and officers to participate in the allocation of options to acquire the Company’s shares. The option plan will be defined and implemented in a manner that complies with the requirements of the relevant law of the countries in which the officers are employed. In Israel, the plan will, to the extent possible, comply with the provisions of Section 102 of the Income Tax Ordinance.

The option grants presented for approval shall include the following details:

•	The maximum number of options to be granted.
•	The value of the equity based compensation (at the time of grant) per year, for each officer, shall not exceed that which is stipulated in section 4.1.1.
•	The exercise price of the options will not be lower than the known closing price in the NASDAQ market at the date of grant.
•	The allocation of options between the various optionees and the existence of reserves for grants to officers who may join the Company during the period of the plan.
•	The vesting period of the options shall not be less than three years, except in the event of a signing grant to a new CEO, for which the vesting period may be shorter.
•	The possibility of defining the maximum value for exercising of an option.
•	The possibility of conditioning the vesting of part or all of the options of some of the optionees, upon the achievement of predetermined performance goals.
•	The expiration date of the options shall not be shorter than a year after the vesting date of each portion and shall not be longer than ten years after the grant date;
•	Terms in connection with the option holder leaving the Company (due to dismissal, resignation, and death or disability) and changes in Company ownership.

5.2.2.2	Option Grants

Subject to the approvals required under the Companies Law, the Company will consider grant of options to purchase shares of the Company to certain directors and officers, pursuant to the provisions of the approved option plan.

When a new officer joins the Company during the period of an option plan, the Company will consider granting options to the joining officer out of the existing reserve in the option plan.

The Company will be able to allocate options to directors who are involved in the ongoing business activity of the Company and to an active Chairman of the Board, and in accordance with the provisions of law that are applicable on the grant date.  An allocation to directors shall be approved in accordance with the provisions of the Companies Law, and shall be carried out in accordance with the provision of the standard options plan of the Company, and from out of the existing reserve in the option plan.

5.2.2.3	Option Exercises

With the vesting of each portion of the options granted, each director and officer will be entitled to exercise the vested options at his disposal held by the trustee (to the extent relevant).

5.3	Additional terms and fringe benefits

5.3.1	Pension Contributions

The Company will contribute its portion of pension fees to a pension fund (or a number of pension fund) or to a pension arrangement agent, all in accordance with the written choice of the officer in Israel and in accordance with applicable law. The contributions will be made exclusively from the fixed salary of the officer and will not include any other components of compensation. The Company's contributions of pension fees are contingent upon the appropriate contributions of the officer's portion of the pension fees out of the officer's salary.

The Company will insure the officers for loss of working capacity as part of the officers’ membership in a pension fund or with an additional managers' insurance policy.  The Company's contributions to the insurance of loss of working capacity shall not exceed 2.5% of the fixed salary of the officer.

Officers in Israel will sign the form of the general confirmation of the Labor Minister pursuant to section 14 of the Severance Payment Law, at the time of the renewal of agreements or the recruitment of a new officer, and the Company shall contribute the severance payments of the officer to the pension fund/managers insurance, in accordance with the officer’s choice concerning the contributions to pension insurance.

For an officer in the U.S.A., the Company will make a contribution of up to 5% of the contribution of the officer to the Company’s 401(k) Plan. In addition, the Company will pay for medical insurance that also includes coverage for dental treatment.

5.3.2	Education Fund

The Company will contribute 7.5% of the officer's salary in Israel, up to the tax ceiling, and will deduct an additional 2.5% of the officer’s salary and will transfer these amounts on a monthly basis to an education fund to be chosen by the officer.

5.3.3	Company car

The Company will allow officers in Israel to receive a company car at their disposal for their personal use, as customary in their position in a method of operational leasing. The Company will not bear the cost of the tax applicable to the value of the use of the vehicle for new officers. The Company currently bears the tax cost for the value of the car placed at the disposal of officers in Israel, as a component that does not carry entitlement for social benefits. The officer can receive the vehicle component (based on its cost to the Company) as part of the monthly salary, as a component that does not carry entitlement for social benefits.

5.3.4	Mobile Phone

The Company will place a mobile phone at the officer's disposal for his business and personal use, to be chosen by the Company. To the extent technically possible, the officer will be able to use a mobile phone that is in his possession and the Company will pay the cost of use of the mobile phone (not including the cost of the mobile phone itself).

The officer will be liable for any tax that may be applicable to the use of mobile phone at the Company's expense.

5.3.5	Expenses and incidentals

The officer will be entitled to participate in an arrangement for meals during work hours as stipulated in the work procedures pertaining to all of the Company’s employees.

The officer will be liable for any tax that applies to a benefit stemming from this right.

5.3.6	Annual Vacation

An officer will be entitled to an annual vacation and to accumulate it as per the scope indicated in the annual vacation charts in the Company’s procedures (or in accordance with the Annual Leave Law, if these charts are not included in the Company's procedures).

5.3.7	Sick Leave

An officer will be entitled to be absent from work by reason of illness in accordance with the provisions of the Sick Pay Law. An officer will be entitled to full payment for the days during which he was absent from work due to illness, commencing on the first day of absence.

5.3.8	Convalescence pay

An officer in Israel shall be entitled to the payment of convalescence pay in accordance with the Convalescence Pay Law.

6. Conditions for Termination of Service

6.1	Prior Notice

An officer will be entitled to a prior notice period in accordance with the following table:

Position	Early Notice Period
CEO	3‐6 months
Officer subordinate to the CEO	2‐6 months

The prior notice period for each officer shall be approved in accordance with the approvals required under the Companies Law.

During the prior notice period, the officer will be required to continue the fulfillment of his duties, unless the Company specifically releases him from that obligation, and in that case he will be entitled to all of the terms of his employment, with no changes, during that period.

6.2	Termination Grant

The Company may provide its officers a termination grant which shall not exceed the scale specified in the table below:

Level	Resignation Grant
CEO	up to 3 months
Officer subordinate to the CEO	up to 2 months

Termination grants shall be approved for an officer who meets all of the following conditions:

•	He was employed by the Company for at least two years;
•	During his employment period he substantively contributed to the promotion of the Company’s business as specified in the document presented to the Compensation Committee.
•	The officer's termination does not involve circumstances that, according to the Compensation Committee’s judgment, justify the denial of severance pay.
•	The Company’s CEO (or the Chairman of the Board in the event of a departing CEO) recommended the payment of a termination grant.

The inclusion of a section in the employment agreement that provides for payment of a termination grant will be presented for the approvals required under the Companies Law. For the removal of any doubt, such section will not provide for payment of a termination grant that deviates from the aforementioned conditions.

The termination grant will be paid on the date of the termination of employment and will be equivalent to the base salary of the officer multiplied by the number of months as specified in the chart above and as approved, without any additional components

6.3	Termination Gran

The officers will provide a written undertaking, at the time of signing the employment agreement with the Company, to refrain from any competition with the Company for a period that shall not be less than one year from the termination date of their employment by the Company.

7.	Indemnification and Insurance of Directors and Officers

The directors and officers will be covered by a directors and officers liability insurance policy, to be periodically purchased by the Company subject to receipt of approvals required under the Companies Law.  The Company grants, and will continue to grant, letters of indemnification to directors and officers, subject to the receipt of approvals required under the Companies Law.

8.	Maintenance of Compensation Policy - Responsibility and Authority

8.1.	The CFO of the Company shall be responsible for maintaining the compensation policy is up-to-date.

8.2.
The Compensation Committee will examine the provisions of the compensation policy from time to time in accordance with its discretion. Updates to this compensation policy will be approved pursuant to the requirements of the Companies Law.